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                     U.S. SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                     FORM 4

                  STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP

     Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934,
       Section 17(a) of the Public Utility Holding Company Act of 1935 or
               Section 30(h) of the Investment Company Act of 1940

[_] Check this box if no longer subject of Section 16. Form 4 or Form 5 obligations may continue. See Instruction 1(b).

(Print or Type Responses)
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1. Name and Address of Reporting Person*

   Krupp                    George                     D.
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   (Last)                  (First)                 (Middle)

   c/o Berkshire Income Realty, Inc.
   One Beacon Street, Suite 1500
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                                    (Street)

   Boston                             MA                  02108
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   (City)                           (State)              (Zip)


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2. Issuer Name AND Ticker or Trading Symbol

   Berkshire Income Realty, Inc. ("BIR")

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3. IRS Identification Number of Reporting Person, if any (Voluntary)


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4. Statement for Month/Day/Year

   04/04/2003
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5. If Amendment, Date of Original (Month/Day/Year)


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6. Relationship of Reporting Person to Issuer
   (Check all applicable)

   [X]   Director                             [_]   10% Owner
   [X]   Officer (give title below)           [_]   Other (specify below)

               Member of Investment Committee of Advisor to Issuer
================================================================================
7. Individual or Joint/Group Filing (Check Applicable Line)

   [X] Form Filed by One Reporting Person
   [_] Form Filed by More than One Reporting Person

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           TABLE I -- NON-DERIVATIVE SECURITIES ACQUIRED, DISPOSED OF,
                              OR BENEFICIALLY OWNED
================================================================================

                                                                                                 5.
                                                                                                 Amount of      6.
                                                                 4.                              Securities     Owner-
                                                                 Securities Acquired (A) or      Beneficially   ship
                            2.        2A.           3.           Disposed of (D)                 Owned Follow-  Form:     7.
                            Transac-  Deemed        Transaction  (Instr. 3, 4 and 5)             ing Reported   Direct    Nature of
                            tion      Execution     Code         ------------------------------- Transac-       (D) or    Indirect
1.                          Date      Date, if any  Instr. 8)                   (A)              tions(s)       Indirect  Beneficial
Title of Security           (Month/   (Month/       ------------     Amount      or     Price    (Instr. 3      (I)       Ownership
(Instr. 3)                  Day/Year) Day/Year)     Code     V                  (D)              and 4)         (Instr.4) (Instr. 4)
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
9% Series A Cumulative      4/4/2003                J (1)          3,981        A       (1)      3,981          I        Through
Redeemable Preferred Stock                                                                                               Berkshire
                                                                                                                         Mortgage
                                                                                                                         Advisors
                                                                                                                         Limited
                                                                                                                         Partnership
                                                                                                                         (1)
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Class B Common Stock        4/4/2003                P (2)          1,200,000    A    $1,200,000  1,200,100      I        Through KRF
                                                                                                                         Company,
                                                                                                                         L.L.C. (2)
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

Reminder: Report on a separate line for each class of securities beneficially owned directly or indirectly.

* If the form is filed by more than one Reporting Person, see Instruction
  4(b)(v).

              PERSONS WHO RESPOND TO THE COLLECTION OF INFORMATION
               CONTAINED IN THIS FORM ARE NOT REQUIRED TO RESPOND
             UNLESS THE FORM DISPLAYS A CURRENTLY VALID OMB NUMBER.

                                                                          (Over)
                                                                 SEC 1474 (9-02)

TABLE II -- DERIVATIVE SECURITIES ACQUIRED, DISPOSED OF, OR BENEFICIALLY OWNED
         (E.G., PUTS, CALLS, WARRANTS, OPTIONS, CONVERTIBLE SECURITIES)

================================================================================

                                                                                                            9.
                                                                                                            Number   10.
                                                                                                            of       Owner-
                                                                                                            Deriv-   ship
                                                                                                            ative    Form
                   2.                                                                                       Secur-   of
                   Conver-                         5.                             7.                        ities    Deriv-  11.
                   sion            3A              Number of                      Title and Amount          Bene-    ative   Nature
                   or              Deemed          Derivative    6.               of Underlying     8.      ficially Secur-  of
                   Exer-           Exe-    4.      Securities    Date             Securities        Price   Owned    ity:    In-
                   cise    3.      cution  Trans-  Acquired (A)  Exercisable and  (Instr. 3 and 4)  of      Follow-  Direct  direct
                   Price   Trans-  Date,   action  or Disposed   Expiration Date  ----------------  Deriv-  ing Re-  (D) or  Bene-
1.                 of      action  if      Code    of (D)        (Month/Day/Year)           Amount  ative   ported   In-     ficial
Title of           Deriv-  Date    any     (Instr. (Instr. 3,    ----------------           or      Secur-  Trans-   direct  Owner-
Derivative         ative   (Month/ (Month/   8)     4 and 5)      Date     Expira-          Number  ity     action(s) (I)    ship
Security           Secur-  Day/    Day/    ------  ------------   Exer-    tion             of      (Instr. (Instr.  (Instr. (Instr.
(Instr. 3)         ity     Year)   Year)   Code V    (A)   (D)    cisable  Date     Title   Shares  5)      4)        4)      4)
-----------------------------------------------------------------------------------------------------------------------------------

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

Explanation of Responses:  See page 3 attached.






   /s/ George D. Krupp                                     April 8, 2003
----------------------------------------            -------------------------
   **Signature of Reporting Person                            Date
     Name:  George D. Krupp

**Intentional misstatements or omissions of facts constitute Federal Criminal
  Violations.
  See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).

Note: File three copies of this Form, one of which must be manually signed. If space is insufficient, See Instruction 6 for procedure.

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB number.
                                                                          Page 2

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                          CONTINUATION SHEET TO FORM 4

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Name and Address of Reporting Person:          George D. Krupp
                                               c/o Berkshire Income Realty, Inc.
                                               One Beacon Street, Suite 1500
                                               Boston, MA 02108

Issuer Name and Ticker or Trading Symbol:      Berkshire Income Realty, Inc.
                                               ("BIR")

Statement for Month/Day/Year:                  April 4, 2003

--------------------------------------------------------------------------------

Explanation of Responses:

(1) As of April 4, 2003, BIR closed its offers to exchange shares of its 9% Series A Cumulative Redeemable Preferred Stock, liquidation value $25 per share ("Preferred Stock"), for interests in five mortgage funds, Krupp Government Income Trust ("GIT"), Krupp Government Income Trust II ("GIT II"), Krupp Insured Plus Limited Partnership, Krupp Insured Plus II Limited Partnership and Krupp Insured Plus III Limited Partnership. In connection with the closing of these exchange offers, Berkshire Mortgage Advisors Limited Partnership ("BMALP") received 1,481 shares of Preferred Stock in exchange for 10,000 shares of beneficial interest in GIT and 2,500 shares of Preferred Stock in exchange for 10,000 shares of beneficial interest in GIT II, for a total of 3,981 shares of Preferred Stock. Berkshire Companies Limited Partnership ("BCLP") owns 100% of the limited partnership interests in BMALP, and BCLP's wholly-owned subsidiary, Berkshire Funding Corporation, owns 100% of the general partnership interests in BMALP. KELP - 1987 owns 100% of the limited partnership interests in BCLP, and each of KGP-1, Incorporated and KGP-2, Incorporated owns 50% of the general partnership interests in BCLP. George D. Krupp and certain of his affiliates are the limited partners of KELP - 1987, and George D. Krupp owns 50% of the stock of each of KGP-1, Incorporated and KGP-2, Incorporated. By virtue of such interests, George D. Krupp may be deemed to beneficially own indirectly the shares of Preferred Stock owned by BMALP.

(2)      In connection with the closing of the BIR exchange offers described in
(1) above, KRF Company, L.L.C. contributed an additional $1,200,000 to BIR in exchange for 1,200,000 additional shares of Class B common stock of BIR. Including the 100 shares of Class B common stock owned by KRF Company, L.L.C. prior to such transaction, KRF Company, L.L.C. owned a total of 1,200,100 shares of Class B common stock of BIR as of April 4, 2003. Krupp Family Limited Partnership - 94 owns 100% of the limited liability company interests in KRF Company, L.L.C., and George D. Krupp owns 50% of the general partner interests in Krupp Family Limited Partnership - 94. By virtue of such interest, George D. Krupp may be deemed to beneficially own indirectly the shares of Class B common stock owned by KRF Company, L.L.C.